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                                                           Filed by GenRad, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                      1933, as amended, and Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended

                                                   Subject Company: GenRad, Inc.
                                                  Commission File No.: 001-08045


FOR RELEASE
7 A.M. EDT THURSDAY, AUGUST 2, 2001
GenRad Contact
Richard M. Miles
978-589-7144


                    GenRad Agrees to be Acquired by Teradyne


                  Acquisition Expected to Significantly Expand
         Teradyne's Presence in Circuit Board Test and Inspection Market


WESTFORD, MA, August 2, 2001--Teradyne, Inc., (NYSE: TER) today announced the signing of a definitive agreement to acquire GenRad, Inc. (NYSE: GEN) of Westford, MA, a leading manufacturer of electronic automatic test equipment and related software.

Under the terms of the proposed acquisition, each outstanding share of GenRad common stock would be converted into 0.1733 shares of Teradyne common stock. At Teradyne's closing price of $35.10 on August 1, 2001, the transaction would be valued at approximately $260 million in the aggregate. This includes the assumption of debt of approximately $85 million, before considering any proceeds from the anticipated sale of GenRad's Diagnostic Solutions business unit, which is expected to occur before the closing with Teradyne. Revenue for the GenRad business to be retained by Teradyne following the closing of these transactions was approximately $255 million in 2000.

Robert M. Dutkowsky, chairman, president and CEO of GenRad, Inc. will manage the combined Teradyne circuit board test and inspection division.

The acquisition of GenRad by Teradyne is expected to close in the fourth quarter of 2001 and is subject to approval by both the shareholders of GenRad, Inc. and regulators. The


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transaction is expected to be slightly dilutive to Teradyne in the fourth quarter of 2001, with the expectation that it becomes accretive in 2002 when cost synergies are fully realized and demand picks up.

George W. Chamillard, Teradyne Inc., chairman, president and CEO stated, "The combination of Teradyne and GenRad broadens our scope in the global electronics manufacturing test market, creating a 'total test solution' that will significantly benefit customers."

"Today's electronic products are packing higher speeds and greater functionality into denser spaces, creating a packaging revolution in electronics manufacturing," Chamillard said. "This means the electronics product assembly process has become increasingly complex, placing new demands on test and inspection equipment--and creating new market growth opportunities. This complexity also requires sophisticated software tools to optimize and improve that process. The addition of GenRad products to our existing product line will give us the industry's broadest range of circuit board test and inspection products: in-circuit and functional test systems and automated inspection systems--both optical and X-ray. Tying it together will be the factory automation software tools needed to deploy the equipment strategically and manage the process efficiently."

GenRad's Dutkowsky stated that, "Adding our strengths in electronics testing and production hardware, software and service solutions to Teradyne's breadth across the semiconductor, telecommunications, computer and Internet industries is a superb strategic fit. Our customers will benefit from the expanded capabilities this new organization will bring to manufacturing test environments worldwide."

Dutkowsky noted that, "Our shareholders will benefit as new owners of Teradyne stock because as a global industry leader, Teradyne is ideally positioned in the marketplace when growth resumes."

ABOUT TERADYNE

Teradyne (NYSE: TER) is the world's largest supplier of automatic test equipment and is also a leading supplier of high performance interconnection products and total systems


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integration services. Teradyne's automatic test products are used by manufacturers of semiconductors, circuit assemblies and voice and broadband telephone networks. Teradyne's high-technology components and electronic manufacturing services are used by manufacturers of communications and computing systems central to building networking infrastructure. The company had sales of $3 billion in 2000 and currently employs about 9000 people worldwide. For more information visit www.teradyne.com.

ABOUT GENRAD

GenRad Inc. [NYSE: GEN] a global leader in electronics testing and production solutions serving the world's leading original equipment [OEM] and electronics manufacturing services [EMS] markets. GenRad's customers manufacture a wide range of advanced technology products ranging from computer, telecommunications and broadband networking devices to wireless products and enterprise hardware. With 37 offices in 22 countries, GenRad is comprised of four business units, each providing integrated hardware, software and service solutions for electronics manufacturers, transportation OEMs and independent service providers. Founded in 1915, GenRad employs about 1,300 people with worldwide headquarters in Westford, MA, USA. Listed on the New York Stock Exchange since 1978, GenRad's Web address is www.genrad.com.

SAFE HARBOR STATEMENT

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the transaction; future financial and operating results; and timing and benefits of the transaction. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: uncertainties associated with economic conditions in the electronics and test industries, particularly in the principal industry sectors served by the combined company, changes in customer requirements and in the volume of sales to


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principal customers, the ability of the combined company to achieve the anticipated benefits and synergies associated with this transaction, the challenges and risks associated with managing and operating business in numerous international locales, competition and technological change, the risks that the businesses will not be integrated successfully, the inability to close the transaction due to closing conditions in the definitive agreement, the failure of GenRad shareholders to approve the transaction, and the inability to obtain, or meet conditions imposed for governmental approvals for the transaction. For a detailed discussion of these and other factors, please refer to Teradyne's filings with the Securities and Exchange Commission, especially the factors set forth in Teradyne's fiscal 2000 Annual Report on Form 10-K, Teradyne's most recent quarterly 10-Q Report, GenRad's fiscal 2000 Annual Report on Form 10-K and GenRad's most recent quarterly 10-Q report.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Teradyne plans to file a Registration Statement on SEC Form S-4 in connection with the transaction, and GenRad expects to mail a Proxy Statement/Prospectus to shareholders of GenRad containing information about the transaction. Investors and securityholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Teradyne, GenRad, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. Investors and securityholders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Teradyne by directing a request through the Investors Relations portion of Teradyne's website at http://www.teradyne.com or by mail to Teradyne, Inc. 321 Harrison Ave. Boston, MA 02117 attention: Investor Relations, telephone: 1-617-422-2221 or GenRad by directing a request through the Investors Relations portion of GenRad's website at www.genrad.com or by mail to Investor Relations, GenRad, Inc. 7 Technology Park Drive Westford, MA 01886 attention: Investor Relations, telephone:
1-978-589-7010.

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In addition to the Registration Statement and the Proxy Statement/Prospectus,
Teradyne and GenRad file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by Teradyne or GenRad at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Teradyne and GenRad's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

The directors and executive officers of GenRad have interests in the transaction, some of which may differ from, or may be in addition to, those of GenRad's shareholders generally. A description of these interests will be available in the Proxy Statement/Prospectus. GenRad, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from GenRad shareholders in favor of the transaction. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC.


GENRAD CONTACT
Richard M. Miles
Vice President Global Communications
GenRad, Inc.
978-589-7144
milesr@genrad.com

TERADYNE CONTACTS
Jackie Abramian [Press]                      Tom Newman
Ian Robb [Analysts]                          Vice President Corporate Relations
Media Boston International                   Teradyne, Inc.
Tel: 617-266-5969                            617-422-2425
jabramian@mediaboston.com                    tom.newman@teradyne.com
irobb@mediaboston.com